Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended March 31, 2021

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Fiscal Year 2021 Highlights	2
3.	Fourth Quarter of Fiscal Year 2021 Highlights	3
4.	Operating Performance	4
5.	Fiscal 2022 Operating Outlook	14
6.	Investment in Associates	15
7.	Overview of Financial Results	18
8.	Liquidity and Capital Resources	24
9.	Financial Instruments and Related Risks	26
10.	Off-Balance Sheet Arrangements	28
11.	Transactions with Related Parties	28
12.	Alternative Performance (Non-IFRS) Measures	29
13.	Critical Accounting Policies, Judgments, and Estimates	33
14.	New Accounting Standards	33
15.	Other MD&A Requirements	33
16.	Outstanding Share Data	34
17.	Risks and Uncertainties	34
18.	Corporate Governance, Safety, Environment ad Social Responsibility	38
19.	Disclosure Controls and Procedures	40
20.	Management’s Report on Internal Control over Financial Reporting	40
21.	Changes in Internal Control over Financial Reporting	40
22.	Directors and Officers	41
Technical Information		41
Forward Looking Statements		41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2021 and the related notes contained therein. The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2021. This MD&A refers to various alternative performance (non-IFRS) measures, such as working capital; cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits; production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 12, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of May 19, 2021 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a profitable Canadian mining company currently producing silver, gold, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Fiscal Year 2021 Highlights

  Mined 964,925 tonnes of ore and milled 967,581 tonnes of ore, up 9% and 8%, respectively, compared to the prior year, with silver and lead production meeting the production guidance and zinc production beating the production guidance;

  Sold approximately 6.3 million ounces of silver, 4,700 ounces of gold, 67.1 million pounds of lead, and 27.9 million pounds of zinc, up 1%, 42%, 3%, and 10%, respectively, compared to the prior year;

  Revenue of $192.1 million, up 21% compared to $158.8 million in the prior year;

  Net income attributable to equity shareholders of $46.4 million, or $0.27 per share, up 35% compared to $34.3 million, or $0.20 per share in the prior year;

  Cash cost per ounce of silver1, net of by-product credits, of negative $1.80 compared to negative $1.91 in the prior year;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $7.49, compared to $6.86 in the prior year;

  Cash flow from operations of $85.9 million, up 11% or $8.7 million compared to $77.2 million in the prior year;

  Received $6.5 million (CAD$9.0 million) break fee from Guyana Goldfields Inc. (“Guyana Goldfields”) and realized a gain of $15.4 million on disposal of the shares of Guyana Goldfields;

[1] Non-IFRS measures, please refer to section 12 for reconciliation.
Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  Paid $4.4 million of dividends to the Company’s shareholders;

  Invested $5.8 million in a private placement of New Pacific Metals Corp. (“NUAG”) to maintain the Company’s ownership interest;

  Acquired a 26.99% interest in Whitehorse Gold Corp. (“WHG”), having a fair market value of $15.1 million as at March 31, 2021, as a result of (a) receiving 5,740,285 WHG common shares under a spin-out transaction completed by NUAG, and (b) subscribing for 5,774,000 WHG common shares under a private placement at total of $1.3 million;

  Won an online auction to acquire the exploration rights to the Zhonghe Silver Project from the Henan provincial government of China for approximately $76.0 million ((RMB¥495.0 million), with the mineral rights transfer contract pending the national security clearance by the related authorities;

  Acquired a 43.8% interest in the La Yesca Silver Project in Mexico through a new corporate structure, New Infini Silver Inc. for approximately $9.1 million; and

  Strong balance sheet with $199.1 million in cash and cash equivalents and short-term investments, an increase of $56.6 million or 40% compared to $142.5 million as at March 31, 2020. This does not include $212.1 million in total market value of investments in associates and equity investment in other companies as at March 31, 2021.

3.	Fourth Quarter of Fiscal Year 2021 Highlights

  Mined 163,072 tonnes of ore and milled 180,674 tonnes of ore, up 53% and 76%, respectively, compared to the prior year quarter;

  Sold approximately 1.1 million ounces of silver, 700 ounces of gold, 10.9 million pounds of lead, and 4.6 million pounds of zinc, up 32%, 40%, 13%, and 50% respectively, compared to approximately 0.8 million ounces of silver, 500 ounces of gold, 9.7 million pounds of lead, and 3.1 million pounds of zinc in the prior year quarter;

  Revenue of $35.7 million, up 89% or $16.8 million compared to $18.9 million in the prior year quarter;

  Net income attributable to equity shareholders of $7.0 million, or $0.04 per share, compared to $3.2 million or $0.02 per share, in the prior year quarter;

  Cash cost per ounce of silver, net of by-product credits, of negative $0.39 compared to negative $0.85 in the prior year quarter;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $12.55, compared to $15.17 in the prior year quarter; and

  Cash flow from operations of $2.2 million, compared to $6.3 million in the prior year quarter. The decrease was mainly due to $9.4 million use of cash from working capital changes. Before changes in non-cash working capital, cash flows provided by operating activities in the current quarter were $11.9 million, up $2.7 million compared to $9.2 million in Q4 Fiscal 2020.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

4.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three months and the year ended March 31, 2021 and 2020:

Consolidated		Three months ended March 31,			Year ended March 31,
		2021	2020	Changes	2021	2020	Changes
Production Data
Mine Data
	Ore Mined (tonne)	163,072	106,595	53%	964,925	885,830	9%
	Ore Milled (tonne)	180,674	102,431	76%	967,581	892,215	8%

	Head Grades
	Silver (gram/tonne)	228	231	-1%	223	240	-7%
	Lead (%)	3.3	3.7	-11%	3.4	3.7	-8%
	Zinc (%)	1.5	1.8	-17%	1.7	1.7	0%

	Recovery Rates
	Silver (%)	92.5	93.4	-1%	92.7	93.5	-1%
	Lead (%)	94.3	94.8	0%	95.0	94.8	0%
	Zinc (%)	79.0	80.3	-2%	80.0	77.8	3%

Cost Data
+	Mining cost per tonne of ore mined ($)	94.86	75.91	25%	79.73	76.25	5%
	Cash mining cost per tonne of ore mined ($)	70.56	53.26	32%	59.44	54.90	8%
	Depreciation and amortization charges per tonne of ore mined ($)	24.30	22.65	7%	20.29	21.35	-5%

+	Unit shipping costs ($)	2.48	2.57	-4%	2.54	2.65	-4%

+	Milling costs per tonne of ore milled ($)	15.10	15.67	-4%	12.41	13.17	-6%
	Cash milling costs per tonne of ore milled ($)	12.66	13.10	-3%	10.73	11.36	-6%
	Depreciation and amortization charges per tonne of ore milled ($)	2.44	2.57	-5%	1.68	1.81	-7%

+	Cash production cost per tonne of ore processed ($)	85.70	68.93	24%	72.71	68.91	6%
+	All-in sustaining cost per tonne of ore processed ($)	156.36	188.57	-17%	128.20	125.29	2%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(0.39)	(0.85)	54%	(1.80)	(1.91)	6%
+	All-in sustaining cost per ounce of silver, net of by-product credits ($)	12.55	15.17	-17%	7.49	6.86	9%

Concentrate inventory
	Lead concentrate (tonne)	2,089	2,520	-17%	2,089	2,520	-17%
	Zinc concentrate (tonne)	471	370	27%	471	370	27%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,056	800	32%	6,315	6,257	1%
	Gold (in thousands of ounces)	0.7	0.5	40%	4.7	3.3	42%
	Lead (in thousands of pounds)	10,876	9,654	13%	67,118	65,344	3%
	Zinc (in thousands of pounds)	4,580	3,059	50%	27,914	25,401	10%

Revenue
	Silver (in thousands of $)	21,239	9,834	116%	111,191	84,872	31%
	Gold (in thousands of $)	1,006	625	61%	6,722	3,911	72%
	Lead (in thousands of $)	8,849	6,454	37%	50,464	51,966	-3%
	Zinc (in thousands of $)	4,480	1,546	190%	21,793	15,780	38%
	Other (in thousands of $)	158	401	-61%	1,935	2,300	-16%
		35,732	18,860	89%	192,105	158,829	21%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	20.11	12.29	64%	17.61	13.56	30%
	Gold ($ per ounce)	1,437	1,250	15%	1,430	1,185	21%
	Lead ($ per pound)	0.81	0.67	21%	0.75	0.80	-6%
	Zinc ($ per pound)	0.98	0.51	92%	0.78	0.62	26%

+ Alternative performance (Non-IFRS) measures, see section 12 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(i)	Mine and Mill Production

In Fiscal 2021, on a consolidated basis, the Company mined 964,925 tonnes of ore, up 9% or 79,095 tonnes, compared to 885,830 tonnes in Fiscal 2020. Ore milled in Fiscal 2021 was 967,581 tonnes, up 8% or 75,366 tonnes, compared to 892,215 tonnes in Fiscal 2020.

In Q4 Fiscal 2021, the Company mined 163,072 tonnes of ore, up 53% or 56,477 tonnes, compared to 106,595 tonnes in the three months ended March 31, 2020 (“Q4 Fiscal 2020”). Ore milled in Q4 Fiscal 2021 was 180,674 tonnes, up 76% or 78,243 tonnes, compared to 102,431 tonnes in Q4 Fiscal 2020. The increase was mainly due to an extra month operational shutdown due to COVID-19 in Q4 Fiscal 2020.

(ii)	Metal Sales

In Fiscal 2021, the Company sold approximately 6.3 million ounces of silver, 4,700 ounces of gold, 67.1 million pounds of lead, and 27.9 million pounds of zinc, up 1%, 42%, 3% and 10%, respectively, compared to 6.3 million ounces of silver, 3,300 ounces of gold, 65.3 million pounds of lead, and 25.4 million pounds of zinc in Fiscal 2020.

In Q4 Fiscal 2021, the Company sold approximately 1.1 million ounces of silver, 700 ounces of gold, 10.9 million pounds of lead, and 4.6 million pounds of zinc, up 32%, 40%, 13%, and 50%, respectively, compared to approximately 0.8 million ounces of silver, 500 ounces of gold, 9.7 million pounds of lead, and 3.1 million pounds of zinc in Q4 Fiscal 2020.

(iii)	Per Tonne Production Costs[1]

In Fiscal 2021, the consolidated total mining cost and cash mining cost were $79.73 and $59.44 per tonne, up 5% and 8%, respectively, compared to $76.25 and $54.90 per tonne, respectively, in Fiscal 2020. The increase in the cash mining cost was mainly due to an increase of $3.0 million in the direct mining contractors’ cost.

The consolidated total milling cost and cash milling cost were $12.41 and $10.73 per tonne, down 6% and 6%, compared to $13.17 and $11.36 per tonne, respectively, in Fiscal 2020. The improvement was mainly due to a decrease of $0.3 million in mill administration costs.

The consolidated cash production cost per tonne of ore processed in Fiscal 2021 was $72.71, up 6% compared to $68.91 in Fiscal 2020 but in line with the Company’s annual guidance. The consolidated all-in sustaining production cost per tonne of ore processed was $128.20, an increase of 2% compared to $125.29 in Fiscal 2020, but also in line with the Company’s annual guidance.

In Q4 Fiscal 2021, the consolidated total mining cost and cash mining cost were $94.86 and $70.56 per tonne, up 25% and 32%, respectively, compared to $75.91 and $53.26 per tonne in Q4 Fiscal 2020. The increase was mainly due to certain fixed overhead costs related to mining operations expensed directly as mine general and administrative expense during the extra month operational shut-down in Q4 Fiscal 2020. The consolidated total milling cost and cash milling cost in Q4 Fiscal 2021 were $15.10 and $12.66 per tonne, down 4% and 3%, respectively, compared to $15.67 and $13.10 per tonne in Q4 Fiscal 2020. Correspondingly, the consolidated cash production cost per tonne of ore processed in Q4 Fiscal 2021 was $85.70, up 24% compared to $68.93 in Q4 Fiscal 2020. The consolidated all-in sustaining production cost per tonne was $156.36, down 17%, compared to $188.57 in Q4 Fiscal 2020.The decrease was mainly due to higher production resulting in lower per tonne fixed costs allocation.

[1] Alternative Performance (Non-IFRS) measure. Please refer to section 12 for reconciliation.
Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(iv)	Costs per Ounce of Silver, Net of By-Product Credits

In Fiscal 2021, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.80, compared to negative $1.91 in the prior year. The increase was mainly due to the increase of 6% in per tonne cash production costs as discussed above, offset by an increase of $0.99 in by-product credits per ounce of silver. Sales from lead and zinc in Fiscal 2021 amounted to $72.3 million, up $4.6 million, compared to $67.7 million in Fiscal 2020.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $7.49, compared to $6.86 in Fiscal 2020. The increase was mainly due to the increase of 2% in per tonne all-in sustaining production cost as discussed above, offset by an increase of $0.99 in by-product credits per ounce of silver.

In Q4 Fiscal 2021, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.39, compared to negative $0.85 in Q4 Fiscal 2020. The increase was mainly due to the increase in per tonne cash production as discussed above, offset by an increase of $2.44 in by-product credits per ounce of silver.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $12.55, compared to $15.17 in Q4 Fiscal 2020. The decrease was mainly due to the decrease in the per tonne all-in sustaining production cost as discussed above and an increase of $0.18 in all-in sustaining costs per ounce of silver.

(v)	Exploration and Development

In Fiscal 2021, on a consolidated basis, a total of 254,900 metres or $8.7 million worth of diamond drilling were completed (Fiscal 2020 – 108,156 metres or $3.5 million), of which approximately 196,320 metres or $5.0 million worth of underground drilling were expensed as part of mining costs (Fiscal 2020 – 108,156 metres or $3.5 million) and approximately 58,580 metres or $3.7 million worth of surface drilling were capitalized (Fiscal 2020 – nil). In addition, approximately 34,637 metres or $8.9 million worth of preparation tunnelling was completed and expensed as part of mining costs (Fiscal 2020 – 38,403 metres or $10.3 million), and approximately 85,221 metres or $31.5 million worth of tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2020 –73,567 metres or $26.3 million).

In Q4 Fiscal 2021, on a consolidated basis, a total of 49,459 metres or $1.6 million worth of diamond drilling were completed (Q4 Fiscal 2020 – 14,612 metres or $0.5 million), of which approximately 41,572 metres or $0.8 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2020 – 14,612 metres or $0.5 million), and approximately 7,887 metres or $0.8 million worth of surface drilling were capitalized (Q4 Fiscal 2020 – nil). In addition, approximately 7,015 metres or $1.5 million worth of preparation tunnelling was completed and expensed as part of mining costs (Q4 Fiscal 2020 – 2,163 metres or $0.7 million), and approximately 10,803 metres or $4.7 million worth of horizontal tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2020 – 9,830 metres or $4.3 million).

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarize the operational information at the Ying Mining District for the three months and the year ended March 31, 2021 and 2020. The Ying Mining District is the Company’s primary source of production, and consists of several mines, including the SGX, HPG, TLP, LME, LMW, and HZG mines.

Ying Mining District		Three months ended March 31,			Year ended March 31,
		2021	2020	Changes	2021	2020	Changes
Production Data
Mine Data
	Ore Mined (tonne)	112,561	69,379	62%	650,025	598,197	9%
	Ore Milled (tonne)	131,725	69,188	90%	651,402	601,605	8%

	Head Grades
	Silver (gram/tonne)	280	297	-6%	290	309	-6%
	Lead (%)	3.9	4.6	-15%	4.3	4.6	-7%
	Zinc (%)	0.8	1.0	-20%	0.8	0.9	-11%

	Recovery Rates
	Silver (%)	93.7	95.3	-2%	94.2	96.0	-2%
	Lead (%)	95.1	95.7	-1%	96.0	95.9	0%
	Zinc (%)	65.0	67.7	-4%	62.4	63.2	-1%

Cost Data
+	Mining cost per tonne of ore mined ($)	113.40	97.79	16%	95.27	90.61	5%
	Cash mining cost per tonne of ore mined ($)	83.35	68.10	22%	69.56	63.00	10%
	Depreciation and amortization charges per tonne of ore mined ($)	30.05	29.69	1%	25.71	27.61	-7%

+	Unit shipping costs ($)	3.55	3.96	-10%	3.76	3.92	-4%

+	Milling costs per tonne of ore milled ($)	13.67	14.31	-4%	11.52	12.03	-4%
	Cash milling cost per tonne of ore milled ($)	11.23	11.53	-3%	9.69	10.16	-5%
	Depreciation and amortization charges per tonne of ore milled ($)	2.44	2.78	-12%	1.83	1.87	-2%

+	Cash production cost per tonne of ore processed ($)	98.13	83.59	17%	83.01	77.08	8%
+	All-in sustaining cost per tonne of ore processed ($)	155.14	195.78	-21%	132.54	132.52	0%

+	Cash cost per ounce of Silver, net of by-product credits ($)	1.20	0.30	300%	(0.39)	(1.18)	67%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	10.00	11.86	-16%	6.09	5.49	11%

Concentrate inventory
	Lead concentrate (tonne)	1,922	2,475	-22%	1,922	2,475	-22%
	Zinc concentrate (tonne)	218	280	-22%	218	280	-22%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	936	711	32%	5,610	5,558	1%
	Gold (in thousands of ounces)	0.7	0.5	40%	3.5	3.3	6%
	Lead (in thousands of pounds)	9,137	8,322	10%	56,708	54,459	4%
	Zinc (in thousands of pounds)	1,306	865	51%	6,968	7,264	-4%

Revenue
	Silver (in thousands of $)	19,474	8,968	117%	102,100	77,617	32%
	Gold (in thousands of $)	1,006	625	61%	5,169	3,911	32%
	Lead (in thousands of $)	7,450	5,562	34%	42,836	43,312	-1%
	Zinc (in thousands of $)	1,342	452	197%	5,898	4,911	20%
	Other (in thousands of $)	182	74	146%	1,294	1,683	-23%
		29,454	15,681	88%	157,297	131,434	20%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	20.81	12.61	65%	18.20	13.96	30%
	Gold ($ per ounce)	1,437	1,250	15%	1,477	1,185	25%
	Lead ($ per pound)	0.82	0.67	22%	0.76	0.80	-5%
	Zinc ($ per pound)	1.03	0.52	98%	0.85	0.68	25%

+ Alternative Performance (Non-IFRS) measures, see section 12 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2021 vs. Fiscal 2020

In Fiscal 2021, the total ore mined at the Ying Mining District was 650,025 tonnes, up 9%, compared to 598,197 tonnes mined in Fiscal 2020. Ore milled was 651,402 tonnes, up 8%, compared to 601,605 tonnes in Fiscal 2020.

Head grades of ore milled at the Ying Mining District in Fiscal 2021 were 290 grams per tonne (“g/t”) for silver, 4.3% for lead, and 0.8% for zinc, compared to 309 g/t for silver, 4.6% for lead, and 0.9% for zinc in Fiscal 2020.

In Fiscal 2021, the Ying Mining District sold approximately 5.6 million ounces of silver, 3,500 ounces of gold, and 56.7 million pounds of lead, up 1%, 6%, and 4%, respectively, compared to 5.6 million ounces of silver, 3,300 ounces of gold, and 54.5 million pounds of lead in Fiscal 2020, while zinc sold was 7.0 million pounds, down 4% compared to 7.3 million pounds in Fiscal 2020.

The total mining cost and cash mining cost per tonne at the Ying Mining District in Fiscal 2021 were $95.27 and $69.56 per tonne, respectively, compared to $90.61 and $63.00 per tonne, respectively, in Fiscal 2020. Total milling cost and cash milling cost per tonne at the Ying Mining District in Fiscal 2021 were $11.52 and $9.69, down 4% and 5%, respectively, compared to $12.03 and $10.16, respectively, in Fiscal 2020.

Correspondingly, the cash production cost per tonne of ore processed at the Ying Mining District in Fiscal 2021 was $83.01, up 8% compared to $77.08 in Fiscal 2020 and slightly higher than the annual guidance. The all-in sustaining cost per tonne of ore processed was $132.54, comparable to $132.52 in Fiscal 2020 and below the annual guidance.

The cash cost per ounce of silver, net of by-product credits, at the Ying Mining District in Fiscal 2021, was negative $0.39, compared to negative $1.18 in Fiscal 2020. The all-in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District in Fiscal 2021, was $6.09 compared to $5.49 in the prior year. The increase was mainly due to the increase of per tonne cash production as discussed above, offset by an increase of $0.16 in by-product credits per ounce of silver. Revenue from lead and zinc was $48.7 million, up $0.5 million, compared to $48.2 million in Fiscal 2020.

In Fiscal 2021, a total of 208,904 metres or $6.9 million worth of diamond drilling were completed at the Ying Mining District (Fiscal 2020 – 85,643 metres or $2.5 million), of which a total of 150,324 metres or $3.2 million worth of underground diamond drilling were expensed as part of mining costs (Fiscal 2020 – 85,643 or $2.5 million) and a total of 58,580 metres or $3.7 million worth of surface drilling were capitalized (Fiscal 2020 – nil). In addition, approximately 22,918 metres or $6.7 million worth of preparation tunnelling were completed and expensed as mining preparation costs (Fiscal 2020 – 19,088 metres or $5.7 million) at the Ying Mining District, and approximately 73,350 metres or $27.4 million worth of horizontal tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2020 – 70,240 metres or $23.9 million).

Q4 Fiscal 2021 vs. Q4 Fiscal 2020

In Q4 Fiscal 2021, a total of 112,561 tonnes of ore were mined and 131,725 tonnes of ore were milled at the Ying Mining District, up 62% and 90%, compared to 69,379 tonnes mined and 69,188 tonnes milled in Q4 Fiscal 2020. The increase was mainly due to an extra month operational shutdown due to COVID-19 in Q4 Fiscal 2020.

Average head grades of ore processed were 280 g/t for silver, 3.9% for lead, and 0.8% for zinc compared to 297 g/t for silver, 4.6% for lead, and 1.0% for zinc in Q4 Fiscal 2020.

Metals sold were approximately 0.9 million ounces of silver, 700 ounces of gold, 9.1 million pounds of lead, and 1.3 million pounds of zinc, up 32%, 40%, 10%, and 51%, respectively, compared to 0.7 million ounces of silver, 500 ounces of gold, 8.3 million pounds of lead, and 0.9 million pounds of zinc in Q4 Fiscal 2020.

In Q4 Fiscal 2021, the cash mining cost at the Ying Mining District was $83.35 per tonne, up 22% compared to $68.10 in Q4 Fiscal 2020. The increase was mainly due to certain fixed overhead costs related to mining operations expensed directly as mine general and administrative expenses during the extra month operational shutdown in Q4 Fiscal 2020. The cash milling cost was $11.23 per tonne, down 3% compared to $11.53 in Q4 Fiscal 2020.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Correspondingly, the cash production cost per tonne of ore processed at the Ying Mining District in Q4 Fiscal 2021 was $98.13, up 17% compared to $83.59 in Q4 Fiscal 2020. The all-in sustaining cost per tonne of ore processed was $155.14, down 21% compared to $195.78 in Q4 Fiscal 2020. The decrease was mainly due to higher production output resulting in a lower per tonne fixed cost allocation.

In Q4 Fiscal 2021, the cash cost per ounce of silver and all in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District were $1.20 and $10.00, respectively, compared to $0.30 and $11.86 in Q4 Fiscal 2020.

In Q4 Fiscal 2021, a total of approximately 40,438 metres or $1.5 million worth of diamond drilling were completed at the Ying Mining District (Q4 Fiscal 2020 – 12,412 metres or $0.4 million), of which approximately 32,551 metres or $0.7 million worth of underground diamond drilling was expensed as part of mining costs (Q4 Fiscal 2020 – 12,412 metres or $0.4 million) and approximately 7,887 metres or $0.8 million worth of surface drilling were capitalized (Q4 Fiscal 2020 – nil). In addition, approximately 5,132 metres or $1.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q4 Fiscal 2020 – 1,810 metres or $0.6 million), and approximately 9,414 metres or $4.0 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q4 Fiscal 2020 – 7,979 metres or $2.9 million).

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three months and the year ended March 31, 2021 and 2020:

GC Mine		Three months ended March 31,			Year ended March 31,
		2021	2020	Changes	2021	2020	Changes
Production Data
Mine Data
	Ore Mined (tonne)	50,511	37,216	36%	314,900	287,633	9%
	Ore Milled (tonne)	48,949	33,243	47%	316,179	290,610	9%

	Head Grades
	Silver (gram/tonne)	87	94	-7%	85	97	-12%
	Lead (%)	1.7	1.8	-6%	1.7	1.9	-11%
	Zinc (%)	3.3	3.5	-6%	3.4	3.3	3%

	Recovery Rates
	Silver (%) *	81.9	80.7	1%	82.5	77.4	7%
	Lead (%)	89.7	90.4	-1%	89.6	89.3	0%
	Zinc (%)	88.2	87.7	1%	88.2	86.0	3%

Cost Data
+	Mining cost per tonne of ore mined ($)	53.53	35.09	53%	47.68	46.40	3%
	Cash mining cost per tonne of ore mined ($)	42.05	25.58	64%	38.56	38.06	1%
	Depreciation and amortization charges per tonne of ore mined ($)	11.48	9.51	21%	9.12	8.34	9%

+	Milling cost per tonne of ore milled ($)	18.94	18.50	2%	14.25	15.52	-8%
	Cash milling cost per tonne of ore milled ($)	16.51	16.36	1%	12.88	13.85	-7%
	Depreciation and amortization charges per tonne of ore milled ($)	2.43	2.14	14%	1.37	1.67	-18%

+	Cash production cost per tonne of ore processed ($)	58.56	41.94	40%	51.44	51.91	-1%
+	All-in sustaining cost per tonne of ore processed ($)	87.69	88.18	-1%	74.09	69.33	7%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(12.80)	(10.03)	-28%	(11.48)	(7.65)	-50%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	0.52	8.31	-94%	-	0.77	-100%

Concentrate inventory
	Lead concentrate (tonne)	167	45	271%	167	45	271%
	Zinc concentrate (tonne)	253	90	181%	253	90	181%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	120	89	35%	705	699	1%
	Lead (in thousands of pounds)	1,739	1,332	31%	10,410	10,885	-4%
	Zinc (in thousands of pounds)	3,274	2,194	49%	20,946	18,137	15%

Revenue
	Silver (in thousands of $)	1,765	866	104%	9,091	7,255	25%
	Lead (in thousands of $)	1,399	892	57%	7,628	8,654	-12%
	Zinc (in thousands of $)	3,138	1,094	187%	15,895	10,869	46%
	Other (in thousands of $)	(24)	327	-107%	641	617	4%
		6,278	3,179	97%	33,255	27,395	21%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce) **	14.71	9.73	51%	12.90	10.38	24%
	Lead ($ per pound)	0.80	0.67	19%	0.73	0.80	-9%
	Zinc ($ per pound)	0.96	0.50	92%	0.76	0.60	27%

* Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.
** Silver in zinc concentrate is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Alternative Performance (Non-IFRS) measures, see section 12 for reconciliation

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2021 vs. Fiscal 2020

In Fiscal 2021, the total ore mined at the GC Mine was 314,900 tonnes, up 9% compared to 287,633 tonnes in Fiscal 2020. Ore milled was 316,179 tonnes, up 9% compared to 290,610 tonnes in Fiscal 2020.

Average head grades of ore processed at the GC Mine were 85 g/t for silver, 1.7% for lead, and 3.4% for zinc compared to 97 g/t for silver, 1.9% for lead, and 3.3% for zinc in Fiscal 2020. Recovery rates for ore processed at the GC Mine were 82.5% for silver, 89.6% for lead, and 88.2% for zinc, compared to 77.4% for silver, 89.3% for lead, and 86.0% for zinc in Fiscal 2020.

In Fiscal 2021, the GC Mine sold 705 thousand ounces of silver, 10.4 million pounds of lead, and 20.9 million pounds of zinc, compared to 699 thousand ounces of silver, 10.9 million pounds of lead, and 18.1 million pounds of zinc in Fiscal 2020.

The total mining cost and cash mining cost at the GC Mine in Fiscal 2021 were $47.68 and $38.56 per tonne, respectively, a slight increase of 3% and 1%, respectively, compared to $46.40 and $38.06 per tonne in Fiscal 2020. Total milling cost and cash milling cost per tonne at the GC Mine were $14.25 and $12.88, down 8% and 7%, respectively, compared to $15.52 and $13.85 in Fiscal 2020.

Correspondingly, the cash production cost per tonne of ore processed at the GC Mine in Fiscal 2021 was $51.44, down 1% compared to $51.91 in Fiscal 2020. The all-in sustaining production cost per tonne of ore processed was $74.09, up 7%, compared to $69.33 in Fiscal 2020.The increase was mainly due to an increase of $1.8 million in sustaining capital expenditures.

The cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $11.48, compared to negative $7.65 in the prior year. The all-in sustaining cost per ounce of silver, net of by-product credits, was $nil compared to $0.77 Fiscal 2020. The improvement was mainly due to an increase of $5.47 in by-product credits per ounce of silver, offset by an increase of 7% in all-in sustaining production cost per tonne of ore processed as discussed above.

In Fiscal 2021, approximately 45,996 metres or $1.8 million worth of underground diamond drilling (Fiscal 2020 – 22,513 metres or $1.0 million) and 11,719 metres or $2.2 million worth of tunnelling (Fiscal 2020 – 19,315 metres or $4.6 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 11,871 metres or $3.9 million of tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2020 – 3,327 metres or $2.4 million).

Q4 Fiscal 2021 vs. Q4 Fiscal 2020

In Q4 Fiscal 2021, a total of 50,511 tonnes of ore were mined and 48,949 tonnes were milled at the GC Mine, up 36% and 47%, respectively, compared to 37,216 tonnes mined and 33,243 tonnes milled in Q4 Fiscal 2020. The increase was mainly due to an extra one-month operational shutdown due to COVID-19 in Q4 Fiscal 2020.

Average head grades of ore milled were 87 g/t for silver, 1.7% for lead, and 3.3% for zinc compared to 94 g/t for silver, 1.8% for lead, and 3.5% for zinc in Q4 Fiscal 2020.

Metals sold were approximately 120 thousand ounces of silver, 1.7 million pounds of lead, and 3.3 million pounds of zinc, up 35%, 31%, and 49%, respectively, compared to 89 thousand ounces of silver, 1.3 million pounds of lead, and 2.2 million pounds of zinc in Q4 Fiscal 2020.

The cash mining cost at the GC Mine was $42.05 per tonne, up 64% compared to $25.58 per tonne in Q4 Fiscal 2020. The increase was mainly due to some fixed overhead costs related to mining operations expensed directly as mine general and administration expenses during the extra month’s operational shutdown in Q4 Fiscal 2020. The cash milling cost was $16.51 per tonne, up 1% compared to $16.36 in Q4 Fiscal 2020. Correspondingly, the cash production cost per tonne increased by 40% to $58.56 from $41.94 in Q4 Fiscal 2020. The all-in sustaining production cost per tonne of ore processed was $87.69, down 1%, compared to $88.18 in Q4 Fiscal 2020.

The cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by product credits, at the GC Mine, in Q4 Fiscal 2021, were negative $12.80 and $0.52, respectively, compared to negative $10.03 and

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

$8.31 in Q4 Fiscal 2020. The improvement was mainly due to an increase of $11.62 in by-product credits per ounce of silver, offset by the increase in cash production cost and all-in production cost per tonne of ore processed as discussed above. Revenue from lead and zinc was $4.5 million, up $2.5 million, compared to $2.0 million in Q4 Fiscal 2020.

In Q4 Fiscal 2021, approximately 9,021 metres or $0.2 million worth of underground diamond drilling (Q4 Fiscal 2020 – 2,200 metres or $0.1 million) and 1,883 metres or $0.4 million of tunnelling (Q4 Fiscal 2020 – 353 metres or $0.1 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,389 metres or $0.6 million of horizontal tunnels, raises, and declines were completed and capitalized (Q4 Fiscal 2020 – 1,851 metres or $1.4 million).

(iii)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. In Fiscal 2021, the Company sold all remaining gold concentrate inventories, containing approximately 1,200 ounces of gold, that had been produced by the mine before it was placed on care and maintenance.

The Company is carrying out activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(c)	Comparison of Fiscal 2021 Results with Fiscal 2021 Guidance

(i)	Production and Production Costs

The following table sets out the actual annual ore processed, metal production, cash production cost, and all-in sustaining production costs in Fiscal 2021 compared to the Fiscal 2021 production guidance provided in February 2020:

		Head grades			Metal production			Production costs
	Ore processed	Silver	Lead	Zinc	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(%)	(%)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Fiscal 2021 Actual Results
Ying Mining District	651,402	290	4.3	0.8	5,615	57,886	6,916	83.01	132.54
GC Mine	316,179	85	1.7	3.4	716	10,544	21,096	51.44	74.09
Consolidated	967,581	223	3.4	1.7	6,330	68,430	28,013	72.71	128.20
.
Fiscal 2021 Guidance
Ying Mining District	640,000 - 660,000	292	4.3	0.9	5,600-5,800	56,600-58,000	7,000-8,000	74.7-82.5	133.5 - 140.5
GC Mine	290,000 - 310,000	96	1.7	3.3	600-700	9,500-10,500	17,500-18,700	52.2-57.5	78.5 - 82.9
Consolidated	930,000 - 970,000	229-231	3.5-3.5	1.6-1.7	6,200-6,500	66,100-68,500	24,500-26,700	66.6-73.6	122.6-135.5

On consolidated basis, ore processed and silver and lead production were in line with the annual guidance while zinc production was above the high end of the annual guidance. The cash production cost and all-in sustaining production cost per tonne of ore processed were also in line with the annual guidance.

At the Ying Mining District, ore processed and silver and lead production were in line with the annual guidance, while zinc production was 1% below 7.0 million pounds, the low end of the annual guidance. The all-in sustaining production cost per tonne of ore processed was 1% below the low end of the annual guidance, while the per tonne cash production cost was 1% above $82.5, the high end of the annual guidance.

At the GC Mine, silver, lead and zinc production were all above the high end of the annual guidance by 2%, 1% and 13%, respectively, as the ore processed was 2% above the high end of the annual guidance and the zinc head grade was better than the forecast. The per tonne cash production cost and all-in sustaining production cost were 1% and 6%, respectively, below the low end of the annual guidance.

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures in Fiscal 2021 compared to

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

the Fiscal 2021 Guidance.

	Capitalized Development and Expenditures
			Exploration and		Surface Exploration		Equipment &	Total
	Ramp Development		Development Tunnels		Drilling		Facilities
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	(Metres)	($ Thousand)
Fiscal 2021 Actual Results
Ying Mining District	9,060	$5,752	64,290	$21,701	58,580	$3,685	$5,426	73,350	$36,564
GC Mine	1,086	816	10,785	3,074	-	-	689	11,871	4,579
Corporate + other	-		-	117	-	-	4,296	-	4,413
Consolidated	10,146	$6,568	75,075	$24,892	58,580	$3,685	$10,411	85,221	$45,556

Fiscal 2021 Guidance
Ying Mining District	6,700	$5,500	81,300	$26,900	-	$-	$4,600	88,000	$37,000
GC Mine	1,600	1,400	11,000	3,200	-	-	800	12,600	5,400
Consolidated	8,300	$6,900	92,300	$30,100	-	$-	$5,400	100,600	$42,400

On a consolidated basis, the Company incurred a total of $45.6 million in capital expenditures in Fiscal 2021, approximately $3.2 million above the annual guidance, driven primarily by $4.0 million, item that was not included in the annual guidance, to construct a 1,000,000 tonne per year aggregate plant, to crush and recycle the waste rock from the Ying Mining District.

Capital expenditures at the Ying Mining District and GC Mine were below the annual guidance. In Fiscal 2021, the Company commenced extensive drilling programs at the Ying Mining District with two main objectives: i) areas with existing development and access are being re-examined to potentially define additional resources and reserves, which led to a reduction of 17,010 metres or $5.0 million worth of exploration and development tunneling in Fiscal 2021, and ii) areas which may have been overlooked for potential gold mineralization are being tested for different alteration styles from the typical silver-lead zones.

(d)	La Yesca Acquisition

In December 2020, the Company and its subsidiary, New Infini Silver Inc. (“New Infini”), entered into a framework agreement (the “Agreement”) with various arm’s length vendors (the “Vendors”), whereby New Infini agreed to acquire a 100% interest in the La Yesca silver project (“La Yesca”) through the indirect purchase of all of the issued and outstanding shares of Infini Resources, S.A. de C.V., a Mexican company which owns La Yesca.

La Yesca is a silver-polymetallic, epithermal-type project located approximately 100 kilometres (“km”) (185 km by road) northwest of Guadalajara, the second-largest city in Mexico. The concessions comprising La Yesca cover an area of approximately 47.7 km2. In total, 7,649 metres from 25 drill holes have previously been completed, all of which intersected mineralization.

Agreement details are summarized as follows:

  In December 2020, Silvercorp’s 100%-owned subsidiary, New Infini, acquired a 100% interest in Infini SA, a Mexican corporation which holds a 100% interest in the La Yesca project, for a $9.25 million cash payment and a 45% interest in New Infini shares to the Vendors;

  Of the cash payment of $9.25 million, Silvercorp provided $7.57 million and a group of Silvercorp’s directors, officers, employees, and consultants (the “Management Team”) provided $1.68 million in return for their interests of 45% and 10%, respectively, in New Infini;

  Through New Infini, Silvercorp assumed management and control of Infini SA, and became the operator of La Yesca;

  Upon closing of the Agreement, New Infini paid $8.25 million and issued 45% in New Infini shares to the Vendors;

  Within 90 days of closing of the Agreement, New Infini would make a second cash payment of $1.0 million, less any liabilities, as contemplated under the Agreement; and

  A “Discovery Payment” of up to $30.0 million, calculated on the basis of $0.20 per ounce of silver

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

resources as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, paid by New Infini to the Vendors, subject to certain permitting considerations.

In January 2021, New Infini completed a private placement and raised $4.0 million by issuing 8,000,000 shares of New Infini at $0.50 per share The Company purchased an additional 3,000,000 shares for $1.5 million. As at March 31, 2021, New Infini had a total of 48,000,000 shares issued and outstanding, of which the Company owned 21,000,000 shares or 43.75%, the Vendors owned 18,600,000 shares or 38.75%, and the Management Team had 8,400,000 shares or 17.5%.

(e)	Zhonghe Silver Project Acquisition

On December 17, 2020, the Company, through its subsidiary, Henan Found, won an online auction to acquire the exploration rights to the Zhonghe Silver Project (the “Zhonghe Project”) from the Henan provincial government. The Zhonghe Project covers an area of 4.96 square km, approximately 50 km (75 km by road) northeast of the Company’s Ying Mining District, also located in Luoning County. The final winning bid submitted by the Company was approximately $76.0 million (RMB¥495.0 million) (the “Purchase Price”).

Based on the current regulations, 20% of the Purchase Price, approximately $15.2 million, is required to be paid upon the execution of a formal mineral rights transfer contract (the “Transfer Contract”) with the Department of Natural Resources of Henan Province. The balance of the Purchase Price is due only if the exploration rights to the Zhonghe Project are converted into a mining license and shall be paid annually over the duration of the term of the mining license.

The execution of the Transfer Contract is pending the national security clearance by the relevant Chinese authorities.

5.	Fiscal 2022 Operating Outlook

The Company reiterates its Fiscal 2022 production guidance previously announced in the Company’s news release dated February 05, 2021.

(a)	Production and Cash Cost Guidance

The Company continues to expect production of approximately 960,000 – 1,010,000 tonnes of ore, yielding 6.4 million to 6.7 million ounces of silver, 65.7 million to 68.9 million pounds of lead, and 26.9 million to 28.5 million pounds of zinc. Fiscal 2022 production guidance represents an anticipated increase of approximately 3% in silver production, and 7% to 10% in zinc production compared to the Fiscal 2021 guidance. In Fiscal 2022, lead production is expected to be similar to the current Fiscal 2021 guidance.

The following summarizes the Company’s production and cash cost guidance for Fiscal 2022.

		Head grades			Metal production			Production costs
	Ore processed	Silver	Lead	Zinc	Silver	Lead	Zinc	Cash cost*	AISC*
	(tonnes)	(g/t)	(%)	(%)	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	670,000-700,000	284	4.2	0.9	5.7 - 5.9	57.2 - 59.8	7.8 - 8.1	87.1 - 91.7	134.2 - 141.2
GC Mine	290,000-310,000	86	1.5	3.6	0.6 - 0.7	8.5 - 9.1	19.1 - 20.4	55.7 - 59.6	81.3 - 85.6
Consolidated	960,000-1,010,000	223	3.3	1.7	6.3 - 6.6	65.7 - 68.9	26.9 - 28.5	77.7 - 82.6	130.7 - 141.7
*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per tonne of ore processed. Cash costs refer to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.50.

(b)	Development and Capital Expenditures

In Fiscal 2022, the total capital expenditures at the Ying Mining District and the GC Mine are estimated at $38.2 million, including plans to i) complete 6,600 metres of ramp development tunneling at estimated capitalized expenditures of $5.6 million; ii) complete 62,500 metres of exploration and other development tunneling at estimated capitalized expenditures of $21.8 million, iii) complete 50,000 metres of surface diamond drilling at estimated capital expenditures of $3.5 million, and iv) spend $7.3 million on equipment and facilities. The Company also plans to complete and expense 33,600 metres of mining preparation tunneling and 206,900 metres of underground diamond drilling. The table below summarizes the work plan and estimated capital expenditures at the Ying Mining District and the GC Mine for Fiscal 2022.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Capitalized Development Work and Expenditures								Expensed
									Mining
			Exploration and		Surface Exploration		Equipment		Preparation	Underground
	Ramp Development		Development Tunnels		Drilling		& Facilities	Total	Tunnnels	driling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	($ Million)	(Metres)	(Metres)
Ying Mining District	6,100	5.2	52,200	18.8	50,000	3.5	6.3	33.8	23,400	148,400
GC Mine	500	0.4	10,300	3.0	-	-	1.0	4.4	10,200	58,500
Total	6,600	5.6	62,500	21.8	50,000	3.5	7.3	38.2	33,600	206,900

(c)	Other Development Plans

In Fiscal 2022, the Company plans to commence a Phase I 10,000 metre drilling program at the Las Yesca Silver Project at an estimated cost of $3.3 million. The Company has applied for the necessary drilling permits from the respective Mexican government agencies and is awaiting approval.

The Company plans to initiate an extensive drilling campaign at the Zhonghe Project. The Company will formalize the plan and provide an update on the cost estimates with respect to the Zhonghe Project once the mineral rights transfer contract is executed.

The Company is in the process of applying for permits to build a third tailings facility near the existing tailings facilities at the Ying Mining District. The Company is also considering plans to expand the current milling capacity or build a new mill for future production expansion at the Ying Mining District. There is potential to consolidate mineral properties near the Ying Mining District, and to process ore from Zhonghe Project during its development stage. The Company will provide further updates when plans and cost estimates are formalized.

6.	Investment in Associates

(a)	New Pacific Metals Corp. (“NUAG”)

NUAG is a Canadian public company listed on the TSX Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and one officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On June 9, 2020, the Company participated in an underwritten offering of common shares of NUAG and acquired an additional 1,320,710 common shares of NUAG for a cost of $5.8 million.

On July 22, 2020, NUAG announced the spin-out by way of a plan of arrangement (the “Arrangement”) of its then wholly-owned subsidiary, WHG, which owns 100% owned of the Skukum Gold Project (formerly “Tagish Lake Gold Project”) located in Yukon, Canada. Upon completion of the Arrangement on November 18, 2020, NUAG and WHG became two separate entities, and NUAG distributed all of the WHG common shares held by NUAG to its shareholders on a pro rata basis. WHG common shares were listed on the TSX Venture Exchange.

As at March 31, 2021, the Company owned 43,917,216 common shares of NUAG (March 31, 2020 – 42,596,506), representing an ownership interest of 28.6% (March 31, 2020 – 28.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(1,276)
Share of other comprehensive income		1,077
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		(2,829)
Balance March 31, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$50,399	$181,257

Summarized financial information of NUAG is as follows:

		Years ended March 31,
		2021 (1)	2020 (1)
Income from investments		$1,278	$494
General and administrative expense		(5,836)	(3,824)
Gain on disposal of PPE		(2)	-
Foreign exchange gain		(1,281)	669
Impairment reversal		8,862	(586)
Net loss of associate		$3,021	$(3,247)
Adjustments to net loss of associate		(8,862)	(1,170)
Net loss of associate qualified for pick-up		$(5,841)	$(4,417)
Company's share of net loss		$(1,672)	$(1,276)
(1) NUAG's fiscal year-end is on June 30. NUAG's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

As at		March 31, 2021	March 31, 2020
Current assets		$48,511	$29,012
Non-current assets		78,164	74,989
Total assets		$126,675	$104,001

Current liabilities		811	1,409
Total liabilities		$811	$1,409

Net assets		$125,864	$102,592
Company's share of net assets of associate		$35,932	$29,575

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	Investment in Whitehorse Gold Corp. (“WHG”)

WHG is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). The Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On November 18, 2020, the Company received 5,740,285 WHG common shares distributed by NUAG to the Company under the Arrangement. In connection with the Arrangement, WHG conducted a non-brokered private placement financing. The Company participated in WHG’s private placement and acquired an additional 5,774,000 common shares of WHG for a cost of $1.3 million.

As at March 31, 2021, the Company owned 11,514,286 common shares of WHG (March 31, 2020 – nil), representing an ownership interest of 26.99% (March 31, 2020 – nil). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of WHG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020
Distributed under WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of other net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$3,058	$15,108

Summarized financial information of WHG is as follows:

Year ended March 31,2021 (1)
General and administrative expense	$(825)
Other expense	(31)
Net loss of associate	$(856)
Adjustments to net loss of associate	211
Net loss of associate qualified for pick-up	$(645)
Company's share of net loss	$(174)

(1)WHG's fiscal year-end is on December 31. WHG's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

As at	March 31, 2021
Current assets	$823
Non-current assets	10,862
Total assets	$11,685

Current liabilities	237
Total liabilities	$237

Net assets	$11,448
Company's share of net assets of associate	$3,090

Subsequent to March 31, 2021, the Company participated in a brokered offering of WHG and purchased 4,000,000 units at the cost of $5.0 million (CAD$6.0 million). Each unit consists of one WHG common share and one common share purchase warrant with an exercise price of CAD$2.00 per share which expires on May 14,2026.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

7.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for quarters ended March 31 are normally affected by the extended Chinese New Year holiday, and during the quarter ended March 31, 2020, the operations in China were shut down for an extra month due to COVID-19.

Fiscal 2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2021
Revenue	$46,705	$56,372	$53,296	$35,732	$192,105
Cost of mine operations	$27,420	$29,700	$28,495	22,328	107,943
Income from mine operations	19,285	26,672	24,801	13,404	84,162
Corporate general and administrative expenses	2,687	2,784	3,525	3,369	12,365
Foreign exchange loss	2,670	1,349	2,954	773	7,746
Share of loss in associates	161	319	550	816	1,846
Loss (gain) on equity investments	(5,466)	(2,771)	(600)	1,105	(7,732)
Other items	(3,841)	214	(258)	2,098	(1,787)
Income from operations	23,074	24,777	18,630	5,243	71,724
Finance items	(800)	(657)	295	(617)	(1,779)
Income tax expenses (recovery)	5,382	5,877	6,046	(4,311)	12,994
Net income	18,492	19,557	12,289	10,171	60,509
Net income attributable to equity holders of the Company	15,491	15,472	8,392	7,021	46,376
Basic earnings per share	0.09	0.09	0.05	0.04	0.27
Diluted earnings per share	0.09	0.09	0.05	0.04	0.26
Cash dividend declared	2,178	-	2,190	-	4,368
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					652,642
Total liabilities					86,914
Total attributable shareholders' equity					467,574

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2020
Revenue	$45,576	$49,886	$44,508	$18,859	$158,829
Cost of mine operations	27,843	27,219	28,738	15,655	99,455
Income from mine operations	17,733	22,667	15,770	3,204	59,374
Corporate general and administrative	2,353	2,583	2,568	2,590	10,094
Foreign exchange loss (gain)	854	(797)	1,277	(5,437)	(4,103)
Share of loss in associates	281	244	322	429	1,276
Dilution gain on investment in associate	(723)	-	-	-	(723)
Gain on disposal of mineral rights and properties	(1,477)	-	-	-	(1,477)
Gain on equity investments	-	-	-	-	-
Other items	386	519	160	1,080	2,145
Income from operations	16,059	20,118	11,443	4,542	52,162
Finance items	(754)	(682)	(988)	474	(1,950)
Income tax expenses (recovery)	(488)	5,139	3,715	543	8,909
Net income	17,301	15,661	8,716	3,525	45,203
Net income attributable to equity holders of the Company	12,607	12,221	6,283	3,163	34,274
Basic earnings per share	0.07	0.07	0.04	0.02	0.20
Diluted earnings per share	0.07	0.07	0.04	0.02	0.20
Cash dividend declared	2,125	-	2,162	-	4,287
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					512,760
Total liabilities					73,788
Total attributable shareholders' equity					368,682

Fiscal 2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2019
Revenue	$45,125	$48,091	$42,351	$34,952	$170,519
Cost of mine operations*	23,206	28,606	26,384	21,390	99,586
Income from mine operations*	21,919	19,485	15,967	13,562	70,933
Corporate general and administrative*	2,342	2,157	2,628	2,623	9,750
Foreign exchange loss (gain)	(788)	708	(2,315)	1,034	(1,361)
Share of loss (income) in associates	279	105	(172)	118	330
Impairment reversal	-	-	-	(9,178)	(9,178)
Other items	73	337	654	254	1,318
Income from operations	20,013	16,178	15,172	18,711	70,074
Finance items	(662)	(662)	(815)	(706)	(2,845)
Income tax expenses (recovery)	6,498	5,763	5,134	3,477	20,872
Net income	14,177	11,077	10,853	15,940	52,047
Net income attributable to equity holders of the Company	10,920	8,037	8,660	12,107	39,724
Basic earnings per share	0.07	0.05	0.05	0.07	0.24
Diluted earnings per share	0.06	0.05	0.05	0.07	0.23
Cash dividend declared	2,096	-	2,112	-	4,208
Cash dividend declared per share	0.013	-	0.013	-	0.025
Other financial information
Total assets					499,076
Total liabilities					85,895
Total attributable shareholders' equity					374,446

*Certain financial information was reclassified to conform with the current period’s presentation. The reclassification has no impact on the Company’s financial position and financial performance.

(b)	Overview of Annual Financial Results

Net income attributable to equity shareholders of the Company in Fiscal 2021 was $46.4 million or $0.27 per share, up 35% or $12.1 million, compared to $34.3 million or $0.20 per share in Fiscal 2020.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In Fiscal 2021, the Company’s consolidated financial results were mainly impacted by i) an increase of 1%, 42%, 3%, and 10%, respectively, in silver, gold, lead and zinc sold; ii) an increase of 30%, 21%, and 26%, respectively, in the realized selling prices for silver, gold and zinc; iii) a $7.7 million gain on equity investment; offset by iv) a decrease of 6% in the realized selling price for lead, and v) a $7.7 million foreign exchange loss.

Revenue in Fiscal 2021 was $192.1 million, up 21% or $33.3 million compared to $158.8 million in Fiscal 2020. The increase was mainly due to i) an increase of $5.9 million arising from the increase in the quantities of metal sold; ii) an increase of $30.2 million arising from the increase in the realized selling price for silver, gold, and zinc; offset by iii) a decrease of $2.8 million arising from the decrease in the realized selling price for lead. Revenues from silver, gold, and base metal were $111.2 million, $6.7 million, and $74.2 million, respectively, up 31%, 72%, and 6%, respectively, compared to $84.9 million, $3.9 million, and $70.0 million in Fiscal 2020. Revenue from the Ying Mining District was $157.3 million, up 20%, compared to $131.4 million in Fiscal 2020. Revenue from the GC Mine was $33.3 million, up 21%, compared to $27.4 million in Fiscal 2020.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2021	F2020	F2021	F2020	F2021	F2020	F2021	F2020
Net realized selling prices	$17.61	$13.56	$1,430	$1,185	$0.75	$0.80	$0.78	$0.62
SME	$22.93	$17.64	$1,800	$1,472	$1.00	$1.04	$1.29	$1.23
LME	$22.92	$16.53	$1,825	$1,468	$0.86	$0.88	$1.11	$1.09

Cost of mine operations in Fiscal 2021 was $107.9 million, up 9% compared to $99.5 million in Fiscal 2020. Items included in cost of mine operations are as follows:

	Fiscal 2021	Fiscal 2020	Change
Production costs	$69,544	$62,029	12%
Depreciation and amortization	21,434	20,715	3%
Mineral resource taxes	5,004	4,540	10%
Government fees and other taxes	2,374	2,115	12%
General and administrative	9,587	10,056	-5%
	$107,943	$99,455	9%

Production costs expensed in Fiscal 2021 were $69.5 million, up 12% compared to $62.0 million in Fiscal 2020. The increase was mainly due to the increases in the quantities of metal sold and per tonne production costs. The production costs expensed represent approximately 956,000 tonnes of ore processed and expensed at a cost of $72.71 per tonne, compared to approximately 900,000 tonnes at $68.91 per tonne in Fiscal 2020.

The increases in the mineral resource taxes and government fee and other taxes were mainly due to higher revenue achieved in Fiscal 2021. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Mine general and administrative expenses in Fiscal 2021 were $9.6 million, down 5% compared to $10.0 million in Fiscal 2020. The decrease was mainly due to certain fixed overhead costs related to mining operations expensed as mine general and administrative expenses during the extra month operational shutdown in Q4 Fiscal 2020. Items included in mine general and administrative expenses are as follows:

	Fiscal 2021	Fiscal 2020	Change
Amortization and depreciation	$1,255	$1,511	-17%
Office and administrative expenses	2,897	2,881	1%
Professional Fees	442	481	-8%
Salaries and benefits	4,993	5,183	-4%
	$9,587	$10,056	-5%

Income from mine operations in Fiscal 2021 was $84.2 million, up 42% compared to $59.4 million in Fiscal 2020. Income from mine operations at the Ying Mining District was $74.2 million, up 37% compared to $54.1 million in Fiscal 2020. Income from mine operations at the GC Mine was $9.8 million, up 72% compared to $5.7 million in Fiscal 2020.

Corporate general and administrative expenses in Fiscal 2021 were $12.4 million, up 22% or $2.3 million, compared to $10.1 million in Fiscal 2020. Items included in corporate general and administrative expenses are as follows:

	Fiscal 2021	Fiscal 2020	Change
Amortization and depreciation	$533	$447	19%
Office and administrative expenses	1,946	2,304	-16%
Professional Fees	783	562	39%
Salaries and benefits	4,947	4,245	17%
Share-based compensation	4,156	2,536	64%
	$12,365	$10,094	22%

The increase in salaries and benefits was mainly due to the increase in manpower and the premiums of the provincial medical service plan in the Province of British Columbia, which switched to a percentage of salaries from a fixed amount. The increase in non-cash share-based compensation was mainly due to additional share awards with higher share prices at the dates granted in Fiscal 2021.

Property evaluation and business development expenses in Fiscal 2021 was a recovery of $3.2 million, compared to an expense of $0.7 million in Fiscal 2020. On April 26, 2020, the Company entered into a definitive agreement with Guyana Goldfields Inc. (“Guyana Goldfields”), subsequently amended on May 16, 2020 (collectively, the “Arrangement Agreement”) to acquire all of the issued and outstanding shares of Guyana Goldfields. On June 10, 2020, Guyana Goldfields terminated the Arrangement Agreement and paid the Company a break fee of $6.5 million (CAD$9.0 million). Net of expenses of $2.5 million, a gain of $4.0 million on this transaction was recorded as a recovery of property evaluation and business development expenses.

Foreign exchange loss in Fiscal 2021 was $7.7 million compared to a gain of $4.1 million in Fiscal 2020. The foreign exchange gain or loss is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Loss on disposal of plant and equipment in Fiscal 2021 was $0.3 million compared to $0.5 million in Fiscal 2020. The loss was related to the disposal of obsolete equipment.

Share of loss in an associate in Fiscal 2021 was $1.8 million, compared to $1.3 million in Fiscal 2020. Share of loss in an associate represents the Company’s equity pickup in NUAG and WHG.

Gain on equity investment in Fiscal 2021 was $7.7 million, compared to $nil in Fiscal 2020. A total gain of $20.3 million on equity investments was reported in Fiscal 2021 (Fiscal 2020 - $0.2 million), of which $7.7 million was recorded in profit (Fiscal 2020 - $nil) and $12.5 million was recorded in other comprehensive income (Fiscal 2020

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

- $0.2 million) as the Company made elections to account for equity investments on an instrument-by-instrument basis.

Finance income in Fiscal 2021 was $3.8 million compared to $4.0 million in Fiscal 2020. The Company invests in short-term investments which include term deposits, money market instrument, and bonds.

Finance costs in Fiscal 2021 were $2.0 million compared to $2.1 million in Fiscal 2020. Items included in finance costs are summarized below:

	Fiscal 2021	Fiscal 2020
Interest on bank loan	$-	$45
Interest on lease obligation	95	112
Expected credit loss of bonds	1,376	-
Loss on disposal of bonds	266	1,494
Unwinding of discount of environmental rehabilitation provision	251	422
	$1,988	$2,073

Income tax expenses in Fiscal 2021 were $13.0 million, up $4.1 million compared to $8.9 million in Fiscal 2020. The increase was mainly due to higher income from mine operations achieved in Fiscal 2021. The income tax expense recorded in Fiscal 2021 included a current income tax expense of $10.9 million (Fiscal 2020 - $5.6 million) and a deferred income tax expense of $2.1 million (Fiscal 2020 - $3.3 million). The current income tax included $1.2 million of withholding tax (Fiscal 2020 - $2.8 million), which was paid at a rate of 10% on dividends and interest distributed out of China.

(c)	Overview of Fourth Quarter Financial Results

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2021 was $7.0 million, or $0.04 per share, up 122% or $3.9 million, compared to $3.2 million, or $0.02 per share in Q4 Fiscal 2020.

Compared to the prior year quarter, the Company’s consolidated financial results in Q4 Fiscal 2021 were mainly impacted by the following: i) an increase of 32%, 40%, 13%, and 50%, respectively, in silver, gold, lead and zinc sold; ii) an increase of 64%, 15%, 21%, and 92%, respectively, in the realized selling prices for silver, gold, lead, and zinc; offset by iii) a $0.8 million foreign exchange loss, and iv) a $1.1 million loss on equity investment.

Revenue in Q4 Fiscal 2021 was $35.7 million, up 89% or $16.8 million, compared to $18.9 million in Q4 Fiscal 2020. The increase was mainly due to i) an increase of $7.7 million arising from the increase in the quantities of metal sold; ii) an increase of $9.1 million arising from the increase in the realized selling prices. Revenue from silver, gold, and base metal was $21.2 million, 1.0 million, and $13.5 million, up 116%, 61%, and 61%, respectively, compared to $9.8 million, $0.6 million, and $8.4 million in Fiscal 2020. Revenue from the Ying Mining District was $29.5 million, up 88%, compared to $15.7 million in Q4 Fiscal 2020. Revenue from the GC Mine was $6.3 million, up 97%, compared to $3.2 million in Fiscal 2020.

Cost of mine operations in Q4 Fiscal 2021 was $22.3 million, up 43% compared to $15.7 million in Fiscal 2020.

Items included in cost of mine operations are as follows:

	Q4 Fiscal 2021	Q4 Fiscal 2020	Change
Production costs	$14,084	$8,344	69%
Depreciation and amortization	4,507	3,146	43%
Mineral resource taxes	898	559	61%
Government fees and other taxes	409	238	72%
General and administrative	2,431	3,368	-28%
	$22,329	$15,655	43%

Production costs expensed in Q4 Fiscal 2021 were $14.1 million, up 69% compared to $8.3 million in Q4 Fiscal 2020. The increase was mainly due to the increases in the quantities of metal sold and per tonne production costs. The production costs expensed in Q4 Fiscal 2021 represents approximately 164,000 tonnes of ore

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

processed and expensed at a cost of $85.97 per tonne, compared to 121,000 tonnes at a cost of $68.93 per tonne in Q4 Fiscal 2020.

The increases in the mineral resource taxes and government fee and other taxes were mainly due to higher revenue achieved in Q4 Fiscal 2021, and the decrease in the mine general and administrative expenses were mainly due to certain fixed overhead costs related to mining operations expensed directly as mine general and administrative expenses during the extra month operational shutdown in Q4 Fiscal 2020. Items included in mine general and administrative expenses are as follows:

	Q4 Fiscal 2021	Q4 Fiscal 2020	Change
Amortization and depreciation	$333	$713	-53%
Office and administrative expenses	670	816	-18%
Professional Fees	97	69	41%
Salaries and benefits	1,331	1,770	-25%
	$2,431	$3,368	-28%

Income from mine operations in Q4 Fiscal 2021 was $13.4 million, up 319% compared to $3.2 million or 17% of revenue in Q4 Fiscal 2020. Income from mine operations at the Ying Mining District was $11.8 million or 40% of revenue, compared to $3.0 million or 19% of revenue in Fiscal 2020. Income from mine operations at the GC Mine was $1.6 million or 25% of revenue, compared to $0.2 million or 6% of revenue in Fiscal 2020.

Corporate general and administrative expenses in Q4 Fiscal 2021 were $3.4 million, up 30% or $0.8 million, compared to $2.6 million in Q4 Fiscal 2020. Items included in general and administrative expenses are as follows:

	Q4 Fiscal 2021	Q4 Fiscal 2020	Change
Amortization and depreciation	$142	$122	16%
Office and administrative expenses	387	517	-25%
Professional Fees	222	229	-3%
Salaries and benefits	1,373	1,011	36%
Share-based compensation	1,245	711	75%
	$3,369	$2,590	30%

The increase in salaries and benefits was mainly due to the increase in manpower and the premiums of the provincial medical service plan in the Province of British Columbia, which switched to a percentage of salaries from a fixed amount. The increase in non-cash share-based compensation was mainly due to additional share awards with higher share prices at the dates granted in Fiscal 2021.

Property evaluation and business development expenses in Q4 Fiscal 2021 were $0.2 million, compared to $0.3 million in Q4 Fiscal 2020.

Foreign exchange loss in Q4 Fiscal 2021 was $0.8 million, compared to a gain of $5.4 million in Q4 Fiscal 2020. The foreign exchange gain or loss is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Share of loss in an associate in Q4 Fiscal 2021 was $0.8 million (Q4 Fiscal 2020 - $0.4 million), representing the Company’s equity pickup in NUAG and WHG.

Loss on equity investment in Q4 Fiscal 2021 was $1.1 million, compared to $nil in Q4 Fiscal 2020. A total loss of $1.4 million on equity investment was recorded in Q4 Fiscal 2021 (Q4 Fiscal 2020 - $2.5 million), of which $1.1 million was reported in loss (Q4 Fiscal 2020 - $nil), and $0.3 million reported in comprehensive loss (Q4 Fiscal 2020 - $2.5 million).

Finance income in Q4 Fiscal 2021 was $1.0 million compared to $1.2 million in Q4 Fiscal 2020.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Finance costs in Q4 Fiscal 2021 were $0.4 million compared to $1.6 million in Q4 Fiscal 2020. Items included in finance costs are summarized below:

	Q4 Fiscal 2021	Q4 Fiscal 2020
Interest on lease obligation	$22	$28
Loss on disposal of bonds	266	1,494
Unwinding of discount of environmental rehabilitation provision	66	106
	$354	$1,628

Income tax in Q4 Fiscal 2021 was a recovery of $4.0 million, compared to $0.5 million in Q4 Fiscal 2020. In Q4 Fiscal 2021, Henan Found was recognized as a High and New Technology Enterprise “HNTE” at the national level and its effective income tax rate was reduced to 15% from 25% in the prior years.

8.	Liquidity and Capital Resources

As at	March 31, 2021	March 31, 2020	Changes
Cash and cash equivalents	$118,735	$65,777	$52,958
Short-term investment	80,357	76,742	3,615
	$199,092	$142,519	$56,573
Working capital	$184,014	$130,351	$53,663

	Three months ended March 31,			Year ended March 31,
	2021	2020	Changes	2021	2020	Changes
Cash flow
Cash provided by operating activities	$2,231	$6,278	$(4,047)	$85,912	$77,246	$8,666
Cash provided (used) in investing activities	10,429	2,936	7,493	(40,974)	(70,790)	29,816
Cash provided (used) in financing activities	2,261	(563)	2,824	(1,453)	(2,931)	1,478
Increase (decrease) in cash and cash equivalents	14,921	8,651	6,270	43,485	3,525	39,960
Effect of exchange rate changes on cash and cash equivalents	467	(4,768)	5,235	9,473	(5,189)	14,662
Cash and cash equivalents, beginning of the period	103,347	61,894	41,453	65,777	67,441	(1,664)
Cash and cash equivalents, end of the period	$118,735	$65,777	$52,958	$118,735	$65,777	$52,958

Cash and cash equivalents and short-term investments as at March 31, 2021 were $199.1 million, up 40% or $56.6 million, compared to $142.5 million as at March 31, 2020. The increase was mainly due to the increase in cash flow from operations.

Working capital as at March 31, 2021 was $184.0 million, up 41% or $53.6 million, compared to $130.4 million as at March 31, 2020.

Cash flow provided by operating activities in Fiscal 2021 was $85.9 million, up 11% or $8.7 million, compared to $77.2 million in Fiscal 2020. The increase was due to

  $82.8 million cash flow from operating activities before changes in non-cash operating working capital, up 10% or $7.4 million, compared to $75.4 million in Fiscal 2020; and

  $3.1 million cash flow from changes in non-cash working capital, compared to $1.8 million in Fiscal 2020.

In Q4 Fiscal 2021, cash flow provided by operating activities was $2.2 million compared to $6.3 million in Q4 Fiscal 2020. The decrease was mainly due to the $9.4 million use of cash from working capital changes. Before changes in non-cash operating working capital, cash flows provided by operating activities in the current quarter were $11.9 million, up $2.7 million, compared to $9.2 million in Q4 Fiscal 2020.

Cash flow used in investing activities in Fiscal 2021 was $41.0 million, down 42% or $29.8 million, compared to $70.8 million in Fiscal 2020, and comprised primarily of:

  $35.7 million spent on mineral exploration and development expenditures (Fiscal 2020 - $27.9 million);

  $7.6 million spent on the acquisition of La Yesca project (Fiscal 2020 - $nil);

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  $9.0 million spent to acquire plant and equipment (Fiscal 2020 - $7.4 million);

  $7.1 million spent on investment in associate (Fiscal 2020 - $7.0 million);

  $0.5 million spent on reclamation deposits (Fiscal 2020 - $1.7 million); and

  $12.7 million spent on the acquisition of other investments (Fiscal 2020 - $7.9 million); offset by

  $9.8 million proceeds from the net redemptions of short-term investments (Fiscal 2020 - $33.6 million spent on net purchase);

  $nil from the disposal of XHP project (Fiscal 2020 - $6.1 million); and

  $19.3 million proceeds from disposal of other investments (Fiscal 2020 - $8.5 million).

In Q4 Fiscal 2021, cash flow from investing activities was $10.4 million, compared to $2.9 million in Q4 Fiscal 2020, and comprised primarily of:

  $6.5 million spent on mineral exploration and development expenditure (Q4 Fiscal 2020 - $6.0 million);

  $1.0 million spent on the acquisition of La Yesca project (Q4 Fiscal 2020 - $nil);

  $2.9 million spent to acquire plant and equipment (Q4 Fiscal 2020 - $1.2 million),

  $0.1 million spent on reclamation deposits (Q4 Fiscal 2020 - $0.2 million), and

  $nil million for the acquisition of other investments (Q4 Fiscal 2020 - $4.0 million), offset by

  $1.4 million proceeds from disposal of other investments (Q4 Fiscal 2020 - $2.3 million); and

  $19.1 million proceeds from the net redemption of short-term investments (Q4 Fiscal 2020 – $11.9 million).

Cash flow used in financing activities in Fiscal 2021 was $1.5 million, compared to $2.9 million in Fiscal 2020, and comprised mostly of:

  $nil repayment to a bank loan (Fiscal 2020 - $4.4 million);

  $0.6 million lease payment (Fiscal 2020 - $0.5 million);

  $3.2 million in distributions to non-controlling shareholders (Fiscal 2020 - $3.3 million);

  $4.4 million cash dividends paid (Fiscal 2020 - $4.3 million);

  $0.8 million net repayment received from the non-controlling shareholder of Henan Found (Fiscal 2020 - $1.5 million);

  $2.5 million cash received from non-controlling shareholders’ contribution (Fiscal 2020 - $nil); and

  $3.5 million cash received arising from exercise of stock options (Fiscal 2020 - $8.0 million).

Cash flow from financing activities in Q4 Fiscal 2021 was $2.3 million, compared to $0.6 million used in financing activities in Q4 Fiscal 2020, and comprised primarily of:

  $0.7 million advance to the non-controlling shareholder of Henan Found (Q4 Fiscal 2020 - $1.4 million);

  $0.1 million lease payment (Q4 Fiscal 2020 - $0.1 million); offset by

  $2.5 million cash received from non-controlling shareholders’ contribution (Q4 Fiscal 2020 – $nil); and

  $0.7 million arising from exercise of stock options (Q4 Fiscal 2020 - $1.0 million).

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

9.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2021 and March 31, 2020 that are not otherwise disclosed. The assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$118,735	$-	$-	$118,735
Short-term investments - money market instruments	64,545	-	-	64,545
Investments in public companies	13,444	-	-	13,444
Investments in private companies	-	-	2,289	2,289

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,777	$-	$-	$65,777
Short-term investments - money market instruments	53,430	-	-	53,430
Investments in public companies	6,633	-	-	6,633
Investments in private companies	-	-	2,117	2,117

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2021 and March 31, 2020, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the years ended March 31, 2021 and 2020.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2021		March 31, 2020
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	30,298	-	30,298	23,129
Lease obligation	657	1,084	1,741	2,069
	$30,955	$1,084	$32,039	$25,198

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	March 31, 2021	March 31, 2020
Financial assets denominated in U.S. Dollars	$58,610	$60,534

Financial liabilities denominated in U.S. Dollars	$52	$-

As at March 31, 2021, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $5.9 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short-term investments, and loan to a related party. As at March 31, 2021, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The loan to the related party bears an interest rate of 4.35% per annum, which approximates the prevailing commercial lending rates in China as of March 31, 2021. The Company monitors its exposure to changes in interest rates on cash equivalents, short term investments, and loan to the related party. Due to the short term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no amounts in trade

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

or other receivables which were past due on March 31, 2021 (at March 31, 2020 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to net income and comprehensive income of approximately $1.0 million and $0.3 million, respectively.

10.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

11.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows:

(i)	Due from related parties

Due from related parties	March 31, 2021	March 31, 2020
NUAG (a)	$59	$94
WHG (b)	19	-
Henan Non-ferrous (c)	769	1,425
	$847	$1,519

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2021, the Company recovered $644 (year ended March 31, 2020 - $530), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2021, the Company recovered $89 (year ended March 31, 2020 - $nil), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(c)

In January 2020, Henan Found advanced a loan of $1,436 (RMB¥10 million) to Henan Non-ferrous. The loan has a term of four months and bears an interest rate of 4.35% per annum. In May 2020, the loan, including accumulated interest, of $1,423 (RMB¥10.1 million) was repaid in full.

In January 2021, Henan Found advanced a loan of $744 (RMB¥5 million) to Henan Non-ferrous. The loan has a term of four months and bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

(ii)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2021 and 2020 were as follows:

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Years Ended March 31,
	2021	2020
Directors' fees and bonus	$306	$293
Salaries and bonus for key management personnel	2,946	2,519
Share-based compensation	2,814	1,487
	$6,066	$4,299

Share-based compensation was measured at grant date fair value.

12.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the year ended March 31, 2021 and 2020:

(a)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital dose not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(b)	Costs per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and undated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits:

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Year ended March 31, 2021					Year ended March 31, 2020
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$53,023	$16,072	$449	$-	$69,544	$47,236	14,793	$-	$-	$62,029
By-product sales
Gold		(5,169)	-	(1,553)	-	(6,722)	(3,911)	-	-	-	(3,911)
Lead		(42,836)	(7,628)	-	-	(50,464)	(43,312)	(8,654)	-	-	(51,966)
Zinc		(5,898)	(15,895)	-	-	(21,793)	(4,911)	(10,869)	-	-	(15,780)
Other		(1,294)	(641)	-	-	(1,935)	(1,683)	(617)	-	-	(2,300)
Total by-product sales	B	(55,197)	(24,164)	(1,553)	-	(80,914)	(53,817)	(20,140)	-	-	(73,957)
Total cash cost, net of by-product credits	C=A+B	(2,174)	(8,092)	(1,104)	-	(11,370)	(6,581)	(5,347)	-	-	(11,928)
Add: Mineral resources tax		4,072	932	-	-	5,004	3,718	822	-	-	4,540
General and administrative		6,191	2,812	584	12,365	21,952	6,849	2,738	469	10,094	20,150
Amortization included in general and administrative		(507)	(373)	(376)	(533)	(1,789)	(753)	(469)	(289)	(447)	(1,958)
Property evaluation and business development*		-	-	42	691	733	-	-	-	679	679
Government fees and other taxes		1,781	588	5	-	2,374	1,591	496	2	26	2,115
Reclamation accretion		196	26	30	-	252	366	24	32	-	422
Lease payment		-	-	-	563	563	-	-	-	503	503
Sustaining capital expenditures		24,603	4,110	389	501	29,603	25,302	2,274	-	820	28,396
All-in sustaining cost, net of by-product credits	F	34,162	3	(430)	13,587	47,322	30,492	538	214	11,675	42,919
Add: Non-sustaining capital expenditures		11,698	852	2,480	-	15,030	6,008	812	88	-	6,908
All-in cost, net of by-product credits	G	45,860	855	2,050	13,587	62,352	36,500	1,350	302	11,675	49,827
Silver ounces sold ('000s)	H	5,610	705	-	-	6,315	5,558	699	-	-	6,257
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$(0.39)	$(11.48)	$-	$-	$(1.80)	$(1.18)	$(7.65)	$-	$-	$(1.91)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$6.09	$-	$-	$-	$7.49	$5.49	$0.77	$-	$-	$6.86
All-in cost per ounce of silver, net of by-product credits	G/H	$8.17	$1.21	$-	$-	$9.87	$6.57	$1.93	$-	$-	$7.96

By-product credits per ounce of silver
Gold		(0.92)	-	-	-	(1.06)	(0.70)	-	-	-	(0.63)
Lead		(7.64)	(10.82)	-	-	(7.99)	(7.79)	(12.38)	-	-	(8.31)
Zinc		(1.05)	(22.55)	-	-	(3.45)	(0.88)	(15.55)	-	-	(2.52)
Other		(0.23)	(0.91)	-	-	(0.31)	(0.30)	(0.88)	-	-	(0.37)
Total by-product credits per ounce of silver		$(9.84)	$(34.28)	-	$-	$(12.81)	$(9.68)	$(28.81)	$-	$-	$(11.82)
*Recovery of $3,970, arising the break fee of $6,497 (CAD$9,000) receipt from Guyana Goldfields net of expenses of $2,527, was excluded for the nine months ended December 31, 2020.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Three months ended March 31, 2021					Three months ended March 31, 2020
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$11,107	$2,977	$-	$-	$14,084	$6,924	1,420	$-	$-	$8,344
By-product sales
Gold		(1,006)	-	-	-	(1,006)	(625)	-	-	-	(625)
Lead		(7,450)	(1,399)	-	-	(8,849)	(5,562)	(892)	-	-	(6,454)
Zinc		(1,342)	(3,138)	-	-	(4,480)	(452)	(1,094)	-	-	(1,546)
Other		(182)	24	-	-	(158)	(74)	(327)	-	-	(401)
Total by-product sales	B	(9,980)	(4,513)	-	-	(14,493)	(6,713)	(2,313)	-	-	(9,026)
Total cash cost, net of by-product credits	C=A-B	1,127	(1,536)	-	-	(409)	211	(893)	-	-	(682)
Add: Mineral resources tax		726	172	-	-	898	463	96	-	-	559
General and administrative		1,600	698	133	3,369	5,800	2,306	978	84	2,590	5,958
Amortization included in general and administrative		(136)	(98)	(100)	(142)	(476)	(420)	(228)	(65)	(122)	(835)
Property evaluation and business development*		-	-	42	171	213	-	-	-	274	274
Government fees and other taxes		320	89	-	-	409	216	21	-	1	238
Reclamation accretion		51	7	8	-	66	91	6	8	-	105
Lease payment		-	-	-	149	149	-	-	-	134	134
Sustaining capital expenditures		5,674	730	193	8	6,605	5,569	760	-	52	6,381
All-in sustaining cost, net of by-product credits	F	9,362	62	276	3,555	13,255	8,436	740	27	2,929	12,132
Add: Non-sustaining capital expenditures		1,534	140	1,164	-	2,838	649	115	1	-	765
All-in cost, net of by-product credits	G	10,896	202	1,440	3,555	16,093	9,085	855	28	2,929	12,897
Silver ounces sold ('000s)	H	936	120	-	-	1,056	711	89	-	-	800
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$1.20	$(12.80)	$-	$-	$(0.39)	$0.30	(10.03)	$-	$-	$(0.85)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$10.00	$0.52	$-	$-	$12.55	$11.86	8.31	$-	$-	$15.17
All-in cost per ounce of silver, net of by-product credits	G/H	$11.64	$1.68	$-	$-	$15.24	$12.78	9.61	$-	$-	$16.12

By-product credits per ounce of silver
Gold		(1.07)	-	-	-	(0.95)	(0.88)	-	-	-	(0.78)
Lead		(7.96)	(11.66)	-	-	(8.38)	(7.82)	(10.02)	-	-	(8.07)
Zinc		(1.43)	(26.15)	-	-	(4.24)	(0.64)	(12.29)	-	-	(1.93)
Other		(0.19)	0.20	-	-	(0.15)	(0.10)	(3.67)	-	-	(0.50)
Total by-product credits per ounce of silver		$(10.65)	$(37.61)	-	$-	$(13.72)	$(9.44)	$(25.98)	$-	$-	$(11.28)

(c)	Costs per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed:

			Year ended March 31, 2021					Year ended March 31, 2020
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$53,023	$16,072	$449	$-	$69,544	$47,236	$14,793	$-	$-	$62,029
Depreciation and amortization		17,844	3,272	318	-	21,434	17,835	2,880	-	-	20,715
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(4,474)	(241)	(790)	-	(5,505)	(5,947)	(213)	(834)	-	(6,994)
Add: stockpile and concentrate inventory - Ending		5,996	442	34	-	6,472	4,474	241	790	-	5,505
Adjustment for foreign exchange movement		(492)	(27)	(11)	-	(530)	191	156	44	-	391
		1,030	174	(767)	-	437	(1,282)	184	-	-	(1,098)
Total production cost		$71,897	$19,518	$-	$-	$91,415	$63,789	$17,857	$-		$81,646
Depreciation and amortization charged to mining costs	A	16,711	2,872	-	-	19,583	16,517	2,398	-	-	18,915
Depreciation and amortization charged to milling costs	B	1,189	432	-	-	1,621	1,128	486	-	-	1,614
Total non-cash production cost		$17,900	$3,304	$-	$-	$21,204	$17,645	$2,884	$-	$-	20,529
Cash mining cost	C	45,216	12,141	-	-	57,357	37,688	10,947	-	-	48,635
Shipping cost	D	2,471	-	-	-	2,471	2,346	-	-	-	2,346
Cash milling cost	E	6,310	4,073	-	-	10,383	6,111	4,025	-	-	10,136
Total cash production cost		$53,997	$16,214	$-	$-	$70,211	$46,145	$14,972	$-	$-	$61,117
General and administrative		6,191	2,812	584	12,365	21,952	6,849	2,738	469	10,094	20,150
Property evaluation and business development*		-	-	42	691	733	-	-	-	679	679
Amortization included in general and administrative		(507)	(373)	(376)	(533)	(1,789)	(753)	(469)	(289)	(447)	(1,958)
Government fees and other taxes		1,781	588	5	-	2,374	1,591	496	2	26	2,115
Reclamation accretion		196	26	30	-	252	366	24	32	-	422
Lease payment		-	-	-	563	563	-	-	-	503	503
Sustaining capital expenditures		24,603	4,110	389	501	29,603	25,302	2,274	-	820	28,396
All-in sustaining production cost	F	$86,261	$23,377	$674	$13,587	$123,899	$79,500	$20,035	$214	$11,675	$111,424
Non-sustaining capital expenditures		11,698	852	2,480	-	15,030	6,008	812	88	-	$6,908
All in production cost	G	$97,959	$24,229	$3,154	$13,587	$138,929	$85,508	$20,847	$302	$11,675	$118,332
Ore mined ('000s)	H	650.025	314.900	-	-	964.925	598.197	287.633	-		885.830
Ore shipped ('000s)	I	657.337	314.900	-	-	972.237	598.327	287.633	-		885.960
Ore milled ('000s)	J	651.402	316.179	-	-	967.581	601.605	290.610	-		892.215
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	25.71	9.12	-	-	20.29	27.61	8.34	-	-	21.35
Non-cash milling cost ($/tonne)	L=B/J	1.83	1.37	-	-	1.68	1.87	1.67	-	-	1.81
Non-cash production cost ($/tonne)	M=K+L	$27.54	$10.49	$-	$-	$21.97	$29.48	$10.01	$-	$-	$23.16
Cash mining cost ($/tonne)	N=C/H	69.56	38.56	-	-	59.44	63.00	38.06	-	-	54.90
Shipping costs ($/tonne)	O=D/I	3.76	-	-	-	2.54	3.92	-	-	-	2.65
Cash milling costs ($/tonne)	P=E/J	9.69	12.88	-	-	10.73	10.16	13.85	-	-	11.36
Cash production costs ($/tonne)	Q=N+O+P	$83.01	$51.44	$-	$-	$72.71	$77.08	$51.91	$-	$-	$68.91
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$132.54	$74.09	$-	$-	$128.20	$132.52	$69.33	$-	$-	$125.29
All in costs ($/tonne)	S=P+(G-F)/J	$150.50	$76.79	$-	$-	$143.73	$142.51	$72.13	$-	$-	$133.04

*Recovery of $3,970, arising the break fee of $6,497 (CAD$9,000) receipt from Guyana Goldfields net of expenses of $2,527, was excluded for the nine months ended December 31, 2020

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Three months ended March 31, 2021						Three months ended March 31, 2020
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining					Ying Mining
		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$11,107	$2,977	$-	$-	$14,084	$6,924	$1,420	$-	$-	$8,344
Depreciation and amortization as reported		3,802	705	-	-	4,507	2,712	434	-	-	3,146
Change in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(6,156)	(499)	(34)	-	(6,689)	(6,158)	(322)	(805)	-	(7,285)
Add: stockpile and concentrate inventory - Ending		5,996	442	34	-	6,472	4,474	241	790	-	5,505
Adjustment for foreign exchange movement		232	6	-	-	238	95	148	15	-	258
		72	(51)	-	-	21	(1,589)	67	-	-	(1,522)
Total production cost		$14,981	$3,631	$-	$-	$18,633	$8,047	$1,921	$-		$9,968
Depreciation and amortization charged to mining costs	A	3,382	580	-	-	3,962	2,060	354	-	-	2,414
Depreciation and amortization charged to milling costs	B	322	119	-	-	441	192	71	-	-	263
Total non-cash production cost		$3,704	$699	$-	$-	$4,403	$2,252	$425	$-		$2,677
Cash mining cost	C	9,382	2,124	-	-	11,506	4,725	952	-	-	5,677
Shipping cost	D	416	-	-	-	416	272	-	-	-	272
Cash milling cost	E	1,479	808	-	-	2,287	798	544	-	-	1,342
Total cash production cost		$11,277	$2,932	$-	$-	$14,209	$5,795	$1,496	$-	$-	$7,291
General and administrative		1,600	698	133	3,369	5,800	2,306	978	84	2,590	5,958
Property evaluation and business development*		-	-	42	171	213	-	-	-	274	274
Amortization included in general and administrative		(136)	(98)	(100)	(142)	(476)	(420)	(228)	(65)	(122)	(835)
Government fees and other taxes		320	89	-	-	409	216	21	-	1	238
Reclamation accretion		51	7	8	-	66	91	6	8	-	105
Lease payment		-	-	-	149	149	-	-	-	134	134
Sustaining capital expenditures		5,674	730	193	8	6,605	5,569	760	-	52	6,381
All-in sustaining production cost	F	$18,786	$4,358	$276	$3,555	$26,975	$13,557	$3,033	$27	$2,929	$19,546
Non-sustaining capital expenditures		1,534	140	1,164	-	2,838	649	115	1	-	765
All in production cost	G	$20,320	$4,498	$1,440	$3,555	$29,813	$14,206	$3,148	$28	$2,929	$20,311
Ore mined ('000s)	H	112.561	50.511	-	-	163.072	69.379	37.216	-	-	106.595
Ore shipped ('000s)	I	117.205	50.511	-	-	167.716	68.737	37.216	-	-	105.953
Ore milled ('000s)	J	131.725	48.949	-	-	180.674	69.188	33.243	-	-	102.431
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	30.05	11.48	-	-	24.30	29.69	9.51	-	-	22.65
Non-cash milling cost ($/tonne)	L=B/J	2.44	2.43	-	-	2.44	2.78	2.14	-	-	2.57
Non-cash production cost ($/tonne)	M=K+L	$32.49	$13.91	$-	$-	$26.74	$32.47	$11.65	$-	$-	$25.22
Cash mining cost ($/tonne)	N=C/H	83.35	42.05	-	-	70.56	68.10	25.58	-	-	53.26
Shipping costs ($/tonne)	O=D/I	3.55	-	-	-	2.48	3.96	-	-	-	2.57
Cash milling costs ($/tonne)	P=E/J	11.23	16.51	-	-	12.66	11.53	16.36	-	-	13.10
Cash production costs ($/tonne)	Q=N+O+P	$98.13	$58.56	$-	$-	$85.70	$83.59	$41.94	$-	$-	$68.93
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$155.14	$87.69	$-	$-	$156.36	$195.78	$88.18	$-	$-	$188.57
All in costs ($/tonne)	S=P+(G-F)/J	$166.78	$90.55	$-	$-	$172.07	$205.16	$91.63	$-	$-	$196.04

13.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2021.

14.	New Accounting Standards

New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

15.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s website www.silvercorp.ca;

(c) may be found in the Company’s Annual Information Form; and,

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2021.

16.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 175,882,210 common shares with a recorded value of $250.8 million Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
373,750	$2.60	2021-11-16
313,750	$3.40	2021-08-24
578,668	$5.46	2025-05-26
490,000	$9.45	2025-11-11
1,756,168

(c) Restricted Share Units (RSUs)

Outstanding – 2,215,920 RSUs with an average grant date closing price of CAD$6.28 per share.

17.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and cost of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

Most of the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

Most of the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts its mining operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to reevaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain cost.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;
(ii)	discharge of pollutants or hazardous chemicals;
(iii)	industrial accidents;
(iv)	failure of processing and mining equipment;
(v)	labour disputes;
(vi)	supply problems and delays;
(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;
(viii)	encountering unanticipated ground or water conditions;
(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;
(x)	periodic interruptions due to inclement or hazardous weather conditions;
(xi)	equipment breakdown;
(xii)	other unanticipated difficulties or interruptions in development, construction or production;
(xiii)	other acts of God or unfavourable operating conditions; and
(xiv)	health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

  Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

  General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

(i)	significant disruption to the global economic conditions caused by COVID-19 as discussed above;
(ii)	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
(iii)	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;
(iv)	recessionary pressures could adversely impact demand for our production;
(v)	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
(vi)	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

18.	Corporate Governance, Safety, Environment ad Social Responsibility

The Company is committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner. Our core environmental, social, governance (“ESG”) values are: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; and contributing to the welfare of our employees, local communities, and governments; and operating transparently.

Our inarguable sustainability report (the “Sustainability Report”) released on December 16, 2020 is available on our website at www.silvercorp.ca, and the Company plans to release an updated Fiscal 2021 sustainable report in the second quarter of Fiscal 2022.

(a)	Governance

Our Board oversees the direction and strategy of the business and the affairs of the Company. The Board is

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

comprised of five directors, and as at March 31, 2021 and the date of this MD&A, four of them are independent, and one is female. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies and the key risks of the business, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Corporate Governance and Nominating Committee, appointed by the Board, oversee the effective functioning of the Board and the implementation of governance best practices.

We believe that good corporate governance is essential to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders, while helping to maximize value.

(b)	Health, Safety, and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all of our sites. These corporate philosophies tie directly into the emphasis on efficient process design and management across all aspects of the operation. Significant, ongoing efforts are made to identify and minimize risks, as well as streamline the collection, monitoring and reporting of data. An information technology application that was developed in-house in 2014, the “Enterprise-Blog”, is an instrumental tool used to ensure all mandatory procedures are being performed. In addition, an on-line, real time, monitoring and GPS system was established to further the goal of creating an “intelligent mine”.

The Company has remained focused on sustainable development since its inception and is dedicated to fulfilling our environmental goals and responsibilities for the communities where it operates. Silvercorp is committed to building green mines and employing the latest design, construction and management practices to ensure our mining environment undergoes timely rehabilitation. In addition to the SGX and HZG mines having received the “National Green Mine” certification in 2015, the Company’s TLP, LME, LMW, and HPG mines at the Ying Mining District and the GC Mine also received the “Green Mine” certification in Fiscal 2021.

As part of our objective to minimize the impact our operations have on the environment, the Company strives to reduce its energy and water consumption, and to minimize the negative impact on of greenhouse gas emissions and water quality.

The Company is deeply committed to protecting the health, safety and well-being of our employees, contractors, suppliers, and communities where we operate. The Company believes that operating safe mines and building a culture of safety are directly related to our operational success and the ability to create long-term value for all our stakeholders. Training for new workers and ongoing training programs are a priority and Silvercorp continuously reviews and refines all standard procedures at our facilities to identify any potential risks associated with each step of the operation.

Moreover, in response to health risks associated with the spread of COVID-19, the Company implemented a number of health and safety measures designed to protect employees at its operations and no cases were reported.

(c)	Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically center on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2021, the Company:

  promoted community health and poverty reduction in the local community, with an emphasis on children and seniors, with periodic visits and subsidies;

  donated $0.1 million to institutions in scholarship or education assistance programs to support children’s education at the local and national levels;

  donated $0.2 million to the local community and government as part of the Company’s effort to help improve local infrastructure and environmental protection.

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

19.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2021, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

20.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2021 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2021 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting including with our annual consolidated financial statements.

21.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended March 31, 2021 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

22.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary
David Kong, Director	Lon Shaver, Vice President
Marina A. Katusa, Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

  projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

  statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

  plans, projections and estimates included in the Fiscal 2021 Guidance and the Fiscal 2022 Guidance;

  timing of national security clearance related to acquisition of the Zhonghe Project by the relevant governmental authorities and the Company’s expectation that it will enter into the mineral rights transfer contract with respect to the Zhonghe Project; and

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

  COVID–19;

  fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour cost;

  exploration and development programs;

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks;

  mining operations;

  cybersecurity;

  general economic conditions; and

  matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 42